

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2022

Asher Dahan
Chief Executive Officer
Wearable Devices Ltd.
2 Ha-Ta'asiya St.
Yokne'am Illit, 2069803 Israel

      Re: Wearable Devices Ltd.
          Amendment No. 1 to
          Draft Registration Statement on Form F-1
          Submitted January 18, 2022
          CIK No. 0001887673

Dear Mr. Dahan:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 21, 2021.

Amendment No. 1 to Draft Registration Statement on Form F-1

Our internal control over financial reporting does not currently..., page 34

1. We note your response to our prior comment 6. Please revise your disclosure to state whether the material weakness has been fully remediated. If not, revise to disclose how long you estimate it will take to complete your remediation plan.

Off-Balance Sheet Arrangements, page 48

2. We note your response to our prior comment 10. Confirm whether you have agreed or amended your applicable agreements to provide that the Secured Overnight Financing

Rate (SOFR) will replace LIBOR for purposes of calculating accrued interest on your IIA grants or if you are referring to SOFR as an expected replacement rate. Please advise or clarify your disclosure on page 48 of your prospectus accordingly.

Related Party Transactions, page 88

3. We note your response to our prior comment 16; however, we continue to believe Item 601 of Regulation S-K requires your agreement with Alpha Capital Anstalt to be filed as an exhibit. In this regard, we note that this offering cannot be completed without the prior written consent of Alpha Capital Anstalt.

4. In response to prior comment 17, you revised to disclose that the provision stating that Hubble will not be involved in certain aspects related to sensitive personal data maintained or collected on U.S. citizens by your U.S. businesses is a safeguard to protect your sensitive and proprietary information. As this provision appears to focus on the personal data of U.S. citizens, please tell us whether this provision was added to comply with any U.S. laws or regulations. Additionally, please note that we may have additional comments once your letter agreement with Hubble is filed.

Note 6. Shareholders' Deficit
b. Share-based compensation, page F-13

5. We note your response to comment 21. Please clarify in your disclosure how you determined the implied share price based on the December 2019 convertible security agreement.

Exhibits

6. We note your response to prior comment 22 and your disclosures on page 29; however, we continue to believe Item 601 of Regulation S-K requires your agreement with the Israeli Innovation Authority (IIA) to be filed as an exhibit. In this regard, we note, among other considerations, that the agreement contains royalty payment provisions and restricts how you may use your technology. Accordingly, please file this agreement as an exhibit. Additionally, please revise your disclosure on page 29 to clarify the "know-how, technology or products" that were developed under IIA programs and are subject to the restrictions discussed in this risk factor.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff Attorney, at (202) 551-4438 or Mitchell Austin, Staff Attorney, at (202) 551-3574 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Oded Har-Even